Exhibit 99.2

NICE Actimize Named Overall Leader in 2023
Quadrant Knowledge Solutions Watchlist and Sanctions
Monitoring Solutions Report

For the second year, NICE Actimize is the highest-scoring watchlist screening vendor across Technology Excellence and Customer Impact metrics in the SPARK Matrix™ ranking

Hoboken, NJ, November 2, 2023 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall Leader in its recently released report titled “SPARK Matrix™: Watchlist and Sanctions Monitoring Solutions Q3,2023.” The research report, which provides competitive analysis and a ranking of 17 Watchlist and Sanctions Monitoring Solutions vendors in the form of its proprietary SPARK Matrix, gave NICE Actimize the highest ratings across the performance parameters of technology excellence and customer impact for its second year.

To download a complimentary copy of the Quadrant Knowledge “SPARK Matrix™: Watchlist and Sanctions Monitoring Solution, 2023, Q3,” please click here.

Outlining NICE Actimize’s strengths, the report noted, “NICE Actimize’s WL-X for watchlist and sanction monitoring solution’s key differentiators include advanced hit detection, integrated simulation, intelligent data solution, enhancement in AI/ML technology, and strong SaaS architecture. WL-X has been built with compliance and transparency at the core of solution. The solution is fully explainable for regulatory and audit compliance.”

Vaishali Moitra, Analyst, Quadrant Knowledge Solutions, states, “WL-X is aligned with NICE Actimize’s entity-centric strategy of providing holistic integration and feedback loops between solutions to manage risk. WL-X leverages previous screening dispositions to influence future customer hits in sanctions, PEP, and adverse media. These registries are ingested by the CDD-X risk model to effectively influence the CDD-X risk score of a client based on entries contained in these screening registries.”

According to the Quadrant Knowledge Solutions report, “Within WL-X is machine learning-driven predictive scoring, which takes historic hit dispositions analyzing this information to predict the likelihood of a hit being a true match. Predictive analytics can autoroute true positive hits to relevant investigators and separately route predicted false positive for organizations to determine how to deal with these hits, whether that be an audit dip sample, auto closure or other relevant action without impacting operational teams. Through learning, predictive analytics continually optimizes hit assessment, ensuring investigators focus their efforts on higher risk hits.”

“With increased risk exposure associated with emerging threats, financial institutions must address changes in screening requirements as well as the real-time requirements for party and payment screening against an increasing number of data sources, including sanctions and politically exposed persons (PEP) lists,” said Craig Costigan, CEO, NICE Actimize. “With infused AI, next generation analytics and access to hundreds of data sources, NICE Actimize’s WL-X provides highly accurate results with the flexibility to meet current and future screening requirements.”

The report also highlighted that to minimize false positive hits and maximize the identification of true matches, the NICE Actimize WL-X solution employs extensive analytics including 7th generation fuzzy matching, augmented with AI, and edit distance algorithms to account for multicultural names and language variations and potential errors in spacing, misspelled names or aliases. In payments screening, WL-X natively screens the latest payment message standards (ISO20022) and has natively integrated advanced payment parsing capabilities so the user can segment the payment message for exact payment screening.

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of the market positioning of the key market participants. SPARK Matrix provides a visual representation of market participants and provides strategic insights on how each supplier ranks related to their competitors, concerning various performance parameters based on the category of technology excellence and customer impact.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients achieve business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.